SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)*

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Jason Rednour, Esq.

Paul Hastings LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626

(714) 668-6271

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2015

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS PCF 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,890,216 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,890,216 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,890,216 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%[2]
14	TYPE OF REPORTING PERSON OO

[1]	Does not include shares of Common Stock potentially issuable pursuant to that certain Convertible Note described in Item 6 hereunder.
[2]	Based upon 177,987,133 shares of Common Stock of Issuer outstanding as of November 3, 2014, as reported in Issuer’s most recent 10-Q on November 6, 2014, plus 35,890,216 shares of Common Stock of Issuer issued pursuant to the transactions described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Parallax Capital Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,890,216 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,890,216 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,890,216 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%[2]
14	TYPE OF REPORTING PERSON PN

[1]	Does not include shares of Common Stock potentially issuable pursuant to that certain Convertible Note described in Item 6 hereunder.
[2]	Based upon 177,987,133 shares of Common Stock of Issuer outstanding as of November 3, 2014, as reported in Issuer’s most recent 10-Q on November 6, 2014, plus 35,890,216 shares of Common Stock of Issuer issued pursuant to the transactions described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Parallax Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,890,216 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,890,216 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,890,216 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%[2]
14	TYPE OF REPORTING PERSON PN

[1]	Does not include shares of Common Stock potentially issuable pursuant to that certain Convertible Note described in Item 6 hereunder.
[2]	Based upon 177,987,133 shares of Common Stock of Issuer outstanding as of November 3, 2014, as reported in Issuer’s most recent 10-Q on November 6, 2014, plus 35,890,216 shares of Common Stock of Issuer issued pursuant to the transactions described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Parallax Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,890,216 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,890,216 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,890,216 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%[2]
14	TYPE OF REPORTING PERSON OO

[1]	Does not include shares of Common Stock potentially issuable pursuant to that certain Convertible Note described in Item 6 hereunder.
[2]	Based upon 177,987,133 shares of Common Stock of Issuer outstanding as of November 3, 2014, as reported in Issuer’s most recent 10-Q on November 6, 2014, plus 35,890,216 shares of Common Stock of Issuer issued pursuant to the transactions described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS James R. Hale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 35,890,216 shares of Common Stock[1]
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 35,890,216 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,890,216 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.8%[2]
14	TYPE OF REPORTING PERSON IN

[1]	Does not include shares of Common Stock potentially issuable pursuant to that certain Convertible Note described in Item 6 hereunder.
[2]	Based upon 177,987,133 shares of Common Stock of Issuer outstanding as of November 3, 2014, as reported in Issuer’s most recent 10-Q on November 6, 2014, plus 35,890,216 shares of Common Stock of Issuer issued pursuant to the transactions described hereunder.

CUSIP No. 64128J101	SCHEDULE 13D	Page 7 of 14 Pages

Item 1.	SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of NeuLion, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1600 Old Country Road, Plainview, NY 11803.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) PCF 1, LLC, a Delaware limited liability company (“PCF”); (ii) Parallax Capital Fund, L.P., a Delaware limited partnership (“Parallax Fund”); (iii) Parallax Capital, L.P., a Delaware limited partnership (“Parallax Capital”); (iv) Parallax Holdings, LLC, a Delaware limited liability company (“Parallax Holdings”); and (v) James R. Hale, a United States citizen, who serves as a managing member of Parallax Holdings (“Mr. Hale”, and together with PCF, Parallax Fund, Parallax Capital, and Parallax Holdings, the “Reporting Persons”).

(b) The principal business address of PCF, Parallax Fund, Parallax Capital, Parallax Holdings and Mr. Hale is 23332 Mill Creek Dr., Suite 155, Laguna Hills, California 92653.

(c) The principal business of PCF is to serve as the holder of the securities of Issuer received as a result of the merger described in Items 4 and 6 hereunder. The principal business of Parallax Fund is to make investments in operating businesses and Parallax Fund has the right to appoint a majority of the board of managers of PCF. The principal business of Parallax Capital is to serve as the general partner of Parallax Fund. The principal business of Parallax Holdings is to serve as the general partner of Parallax Capital. The principal business of Mr. Hale is to serve as managing partner of Parallax Capital Partners, LLC, and he is a managing member of Parallax Holdings.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hale is a citizen of the United States of America.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of PCF, Parallax Fund, Parallax Capital and Parallax Holdings is set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP No. 64128J101	SCHEDULE 13D	Page 8 of 14 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired from the Issuer as a result of the merger further described in Items 4 and 6 hereunder, which disclosures are incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION.

The 35,890,216 shares of Common Stock (the “Shares”) reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired from the Issuer as a result of the merger (the “Merger”) which was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated January 2, 2015 among the Issuer, NLDMC, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), NLDAC, Inc., a wholly-owned subsidiary of the Issuer (“Acquisition Sub”), PCF and DivX Corporation (“DivX”). At the closing of the Merger, Kanaan Jemili, the former chief executive officer of DivX and a manager of PCF, became the chief executive officer of Issuer. As chief executive officer of Issuer, Mr. Jemili may be entitled to equity awards of Issuer which may be granted to him in the future in his capacity as an executive officer of Issuer. The Merger was consummated on January 30, 2015 and is further described in Item 6 of this Schedule 13D, which disclosure is incorporated herein by reference.

Upon the closing of the Merger, the Issuer paid PCF the merger consideration (the “Merger Consideration”) consisting of (i) the Shares issued by Issuer to PCF and (ii) a two-year convertible promissory note dated January 30, 2015 (the “Convertible Note”) delivered by Issuer to PCF. Pursuant to its terms and subject to conditions, the Convertible Note is convertible into additional shares of Common Stock. The Convertible Note is further described in Item 6, which disclosure is incorporated herein by reference.

In addition, upon the closing of the Merger, Nancy Li, Charles Wang, and Avantalion LLC (each of whom are stockholders of Issuer and are referred to herein collectively as the “Key Stockholders”), PCF, and the Issuer entered into a Stockholders’ Agreement dated January 30, 2015 (the “Stockholders’ Agreement”), pursuant to which Mr. Hale and John Coelho, both of whom are managers of PCF, were appointed to serve as members of the Issuer’s board of directors (the “Board”). As directors of Issuer, such individuals may be entitled to directors’ fees and any equity awards which may from time to time be granted to them in the future in their capacity as directors of the Issuer. The Stockholders’ Agreement provides for a variety of agreements and understandings with the Issuer and is further described in Item 6, which disclosure is incorporated herein by reference.

Except as described in Items 4 and 6 of this Schedule 13D, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the Board and other shareholders and may make suggestions and give advice to the Issuer regarding certain matters. Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic

CUSIP No. 64128J101	SCHEDULE 13D	Page 9 of 14 Pages

direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 35,890,216 shares of Common Stock, constituting approximately 16.8% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 35,890,216 shares of Common Stock issued to the Reporting Persons pursuant to the Merger and the 177,987,133 shares of Common Stock outstanding as of November 3, 2014, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 6, 2014. Such number and percentage do not include any shares of Common Stock which might become issuable pursuant to the Convertible Note.

(i)	PCF:

(a)	As of the date hereof, PCF is the beneficial owner of 35,890,216 shares of Common Stock.

Percentage: Approximately 16.8% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

	2.	Shared power to vote or direct vote: 35,890,216 shares of Common Stock

	3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

	4.	Shared power to dispose or direct the disposition: 35,890,216 shares of Common Stock

(ii)	Parallax Fund:

(a)	As of the date hereof, Parallax Fund may be deemed the beneficial owner of 35,890,216 shares of Common Stock.

Percentage: Approximately 16.8% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

CUSIP No. 64128J101	SCHEDULE 13D	Page 10 of 14 Pages

2.	Shared power to vote or direct vote: 35,890,216 shares of Common Stock

3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

4.	Shared power to dispose or direct the disposition: 35,890,216 shares of Common Stock

(iii)	Parallax Capital:

(a)	As of the date hereof, Parallax Capital may be deemed the beneficial owner of 35,890,216 shares of Common Stock.

Percentage: Approximately 16.8% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

	2.	Shared power to vote or direct vote: 35,890,216 shares of Common Stock

	3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

	4.	Shared power to dispose or direct the disposition: 35,890,216 shares of Common Stock

(iv)	Parallax Holdings:

(a)	As of the date hereof, Parallax Holdings may be deemed the beneficial owner of 35,890,216 shares of Common Stock.

Percentage: Approximately 16.8% as of the date hereof.

(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

	2.	Shared power to vote or direct vote: 35,890,216 shares of Common Stock

	3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

	4.	Shared power to dispose or direct the disposition: 35,890,216 shares of Common Stock

(v)	Mr. Hale:

(a)	As of the date hereof, Mr. Hale may be deemed the beneficial owner of 35,890,216 shares of Common Stock.

Percentage: Approximately 16.8% as of the date hereof.

CUSIP No. 64128J101	SCHEDULE 13D	Page 11 of 14 Pages

(b)	1.	Sole power to vote or direct vote: 0 shares of Common Stock

	2.	Shared power to vote or direct vote: 35,890,216 shares of Common Stock

	3.	Sole power to dispose or direct the disposition: 0 shares of Common Stock

	4.	Shared power to dispose or direct the disposition: 35,890,216 shares of Common Stock

PCF has direct beneficial ownership of the Shares and has the power to vote or direct the voting of, and the power to dispose or direct the disposition of, the Shares. Mr. Hale serves as a managing member of Parallax Holdings and Parallax Holdings serves as the general partner of Parallax Capital. Parallax Capital serves as the general partner of Parallax Fund, and Parallax Fund is a limited liability company member of PCF and has the right to designate a majority of the board of directors of PCF. By virtue of such relationships, Parallax Fund, Parallax Capital, Parallax Holdings and Mr. Hale may be deemed to have the shared power to vote or direct the voting of, and the shared power to dispose or direct the disposition of, the Shares which are held directly by PCF.

(c) The only transaction effected by the Reporting Persons in the Common Stock during the past sixty days is the Merger. To the extent required, the disclosures in Item 4 and Item 6 of this Schedule 13D are incorporated herein by reference.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 35,890,216 shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Merger was consummated on January 30, 2015 and was effected by the merger of Merger Sub with and into DivX, and immediately thereafter, the merger of DivX with and into Acquisition Sub, with Acquisition Sub continuing as the surviving corporation. At the closing of the Merger, on January 30, 2015 the Issuer issued to PCF (i) the Shares and (ii) the Convertible Note, which note includes $25,000,000 of Merger Consideration and a $2,000,000 working capital credit that is subject to reduction in the event of a certain post-closing adjustment to the working capital statement provided for in the Merger Agreement. The foregoing descriptions of the Merger in Items 4 and 6 of this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 64128J101	SCHEDULE 13D	Page 12 of 14 Pages

Subject to the conditions set forth therein, the Convertible Note is convertible into shares of Common Stock (the “Conversion Shares”) at a conversion price of approximately $1.045, subject to adjustment for stock splits and similar events. The Convertible Note bears interest at the rate of 6% per annum and matures on January 2, 2017 (the “Maturity Date”), subject to earlier conversion of the Convertible Note into Conversion Shares either (i) automatically upon the receipt of all applicable stockholder and regulatory approvals or (ii) at the option of the Issuer or the holder if such approvals are not required and, if applicable, the waiting period provided for in applicable antitrust rules has been satisfied. The Convertible Note contains a covenant whereby the Issuer agreed to use its commercially reasonable best efforts to obtain all necessary regulatory and other approvals required for the conversion of the Convertible Note into the Conversion Shares (but in any event, on or before July 15, 2015, including without limitation obtaining the required approval of the Issuer’s stockholders). In the event the Convertible Note has not been converted prior to the Maturity Date, then in addition to principal and accrued interest on the Convertible Note (the “Repayment Amount”), the Issuer is obligated to pay the holder an amount in cash equal to the amount, if any, by which the fair market value (as defined in the Merger Agreement) of the Conversion Shares the holder would have received on the date immediately preceding the Maturity Date exceeds the Repayment Amount.

The foregoing descriptions of the Convertible Note in Items 4 and 6 of this Schedule 13D are qualified in their entirety by reference to the Convertible Note, a copy of which is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

At the closing of the Merger, the Key Stockholders, the Issuer and PCF entered into the Stockholders’ Agreement, pursuant to which PCF and its affiliates and permitted transferees obtained, among other things, demand and “piggy-back” registration rights for the Shares, the Conversion Shares and any other shares of Common Stock of the Issuer. The Stockholders’ Agreement also provides PCF and its permitted transferees preemptive rights with respect to future equity issuances by the Issuer, which rights will terminate on the earliest to occur of: (i) a sale or merger of the Issuer involving a change of control; (ii) a firm commitment underwritten public offering in which the Issuer receives gross proceeds of at least $25 million; (iii) the listing of the Issuer’s common stock on The Nasdaq Stock Market or NYSE MKT; and (iv) the date on which PCF and its affiliates cease to collectively beneficially own, in the aggregate, at least fifty percent (50%) of the total number of Shares and, if applicable, Conversion Shares.

The Stockholders’ Agreement contains provisions entitling PCF to designate two members of the Board, at least one of whom will serve on each of the audit, compensation and nominating and governance committees of Issuer. Pursuant to this provision, Mr. Hale and Mr. Coelho joined Issuer’s Board effective January 30, 2015 and the Key Stockholders and PCF agree to vote their shares of the Common Stock in the future in favor of the individuals who may be designated by PCF to the Board pursuant to terms contained in the Stockholders’ Agreement. The designation and voting provisions terminate on the date on which PCF and its affiliates cease to collectively beneficially own, in the aggregate, at least fifty percent (50%) of the total number of Shares and, if applicable, Conversion Shares. See Exhibit B to the Stockholders’ Agreement filed as Exhibit 3 of this Schedule 13D for disclosures regarding the number of shares of Common Stock held by the Key Stockholders as of January 30, 2015. The Reporting Persons disclaim group status with each of the Key Stockholders and with Mr. Coelho and disclaim any beneficial ownership in any securities of Issuer owned by the Key Stockholders and Mr. Coelho.

CUSIP No. 64128J101	SCHEDULE 13D	Page 13 of 14 Pages

The foregoing descriptions of the Stockholders’ Agreement in Items 4 and 6 of this Schedule 13D are qualified in their entirety by reference to the Stockholders’ Agreement, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 4 and is incorporated by reference herein.

Except as set forth in Item 4 of this Schedule 13D, other than the Merger Agreement, the Convertible Note, the Stockholders’ Agreement and the joint filing agreement filed as exhibits hereto, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships exist among the Reporting Persons and any other persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Merger Agreement, dated January 2, 2015.

2	Convertible Note, dated January 30, 2015.

3	Stockholders’ Agreement, dated January 30, 2015.

4	Joint Filing Agreement, dated February 9, 2015.

CUSIP No. 64128J101	SCHEDULE 13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

PCF 1, LLC

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	President

Parallax Capital Fund, L.P.

By:	Parallax Capital, L.P.

a Delaware limited partnership,
its General Partner

	By:	Parallax Holdings, LLC

a Delaware limited liability company,
its General Partner

		By:	/s/ James R. Hale
		Name:	James R. Hale
		Title:	Authorized Person

Parallax Capital, L.P.

By:	Parallax Holdings, LLC

a Delaware limited liability company,
its General Partner

	By:	/s/ James R. Hale
	Name:	James R. Hale
	Title:	Authorized Person

Parallax Holdings, LLC

By:	/s/ James R. Hale
Name:	James R. Hale
Title:	Managing Member

/s/ James R. Hale
James R. Hale

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

PCF 1, LLC

The following sets forth the name, position and principal occupation of each manager and executive officer of PCF. Each such person is a citizen of the United States of America.

Name	Position and Principal Occupation
James R. Hale	Manager and President of PCF; Managing Partner at Parallax Capital Partners, LLC
John Baldwin	Manager of PCF; Partner at Parallax Capital Partners, LLC
Jim Brailean	Manager of PCF; Managing Partner at Karmel Capital
Richard Campbell	Manager, Treasurer and Secretary of PCF; Chief Financial Officer at Parallax Capital Partners, LLC
John Coelho	Manager of PCF; Partner at Stepstone Group L.P.
Tom Keck	Manager of PCF; Partner at Stepstone Group L.P.
Kanaan Jemili	Manager of PCF; Chief Executive Officer of Issuer
James McGarry	Vice President of PCF; Partner at Parallax Capital Partners, LLC

The principal business of Parallax Capital Partners, LLC is to make equity investments in lower middle market software and related technology companies. The principal business address of Messrs. Hale, Baldwin, Campbell and McGarry and of Parallax Capital Partners, LLC is 23332 Mill Creek Dr., Suite 155, Laguna Hills, CA 92653.

The principal business of Karmel Capital is to invest in technology companies. The principal business address of Mr. Brailean and of Karmel Capital is 5960 Cornerstone Court West, Suite 100A, San Diego, CA 92121.

The principal business of Stepstone Group L.P. is to provide investment services to institutional investors. The principal business address of Messrs. Coelho and Keck and of Stepstone Group L.P. is 4350 La Jolla Village Dr., Suite 800, San Diego, CA 92122.

The principal business address of Mr. Jemili is care of the Issuer, and the principal business address of the Issuer is 1600 Old Country Road, Plainview, NY 11803 according to Issuer’s filings.

PARALLAX CAPITAL FUND, L.P.

Parallax Capital, L.P., a Delaware limited partnership, is the general partner of Parallax Capital Fund, L.P.

PARALLAX CAPITAL, L.P.

Parallax Holdings, LLC, a Delaware limited liability company, is the general partner of Parallax Capital, L.P.

PARALLAX HOLDINGS, LLC

James R. Hale is a managing member of Parallax Holdings, LLC.